June 24, 2025

Peter Wright
Chief Executive Officer
McKinley Acquisition Corporation
75 Second Ave., Suite 605
Needham, MA 02494

       Re: McKinley Acquisition Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 17, 2025
           CIK No. 0002067592
Dear Peter Wright:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 17, 2025
Summary
Initial Business Combination, page 11

1. We acknowledge your response to prior comment 5. However, you continue to state on page 13 that you would have priority over any subsequently formed SPACs, which is inconsistent with your statement on page 74 that your sponsor, officers and directors have complete discretion as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies. Please revise or advise.
 June 24, 2025
Page 2

Financial Statements
Statement of Cash Flows, page F-6

2. We note your response to prior comment 16 and the removal of the supplemental disclosure of non-cash investing and financing activities for both the issuance of Class
       B ordinary shares, as well as promissory note - related party. Your amended disclosure now reflects that these activities represent the issuance of financial instruments in exchange for cash and not prepaid assets. Given your disclosure elsewhere indicating that your liquidity needs have been satisfied in part "through
       $25,000 paid by the sponsor[,]" tell us how you determined such activities are cash related activities within the statement of cash flows, rather than included in the supplemental disclosure only as non-cash financing activities consistent with ASC
       230-10-45-1 and -50-4 guidance. Please advise and revise as necessary. Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573
if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso